Exhibit (a)(7)

EFiled: Jan 29 2014 04:56PM EST Transaction ID 54913905 Case No. 9291-

IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

STATE-BOSTON RETIREMENT SYSTEM,	)
on behalf of itself and all other similarly	)
situated stockholders of Jos. A. Bank Clothiers,	)
Inc.,	)
)
Plaintiff,	)
	)	C.A. No. _________________
v.	)
)
ROBERT N. WILDRICK, ANDREW A.	)
GIORDANO, BYRON L. BERGREN, R.	)
NEAL BLACK, JAMES H. FERSTL,	)
WILLIAM E. HERRON, and SIDNEY H.	)
RITMAN,	)
Defendants.	)

VERIFIED CLASS ACTION COMPLAINT

Plaintiff State-Boston Retirement System (“Boston” or “Plaintiff”), on behalf of itself and all other similarly situated public shareholders (the “Class”) of Jos. A. Bank Clothiers, Inc. (“JOSB” or the “Company”), by its attorneys, makes the following allegations against the members of the board of directors of JOSB (the “Board”).  The allegations are based on the personal knowledge of Plaintiff as to itself and upon information and belief (including the investigation of counsel and review of publicly-available information) as to all other matters stated herein.

INTRODUCTION

1.          In October 2013, JOSB publicly confirmed that it had previously submitted a non-binding proposal to acquire all of the outstanding shares of common stock of The Men’s Wearhouse, Inc. (“Men’s Wearhouse”).  In an attempt to garner public support for its proposal, JOSB touted the strategic benefits of a business combination between the two companies, noting, among other things, that “[w]e have always admired Men’s Wearhouse and believe these two great companies, when combined, will create continued growth and sustainable value for our shareholders, greatly enhanced benefits for our customers, and exciting opportunities for our employees.”

2.          Men’s Wearhouse rejected the JOSB proposal for a number of valid business reasons, including that the proposal undervalued Men’s Wearhouse, which is much larger than JOSB, and that Men’s Wearhouse’s standalone value proposition was superior to the proposal.

3.          Men’s Wearhouse ultimately countered with an acquisition proposal of its own.  On November 26, 2013, Men’s Wearhouse announced that it had proposed to acquire all of the outstanding shares of JOSB common stock for $55.00 per share in cash.  The proposal represented a 45% premium over JOSB’s unaffected enterprise value and a 32% premium over JOSB’s closing share price on October 8, 2013, the day prior to the public announcement of JOSB’s proposal to acquire Men’s Wearhouse.

4.          Despite its previous position that a merger of the two companies would be advantageous, JOSB refused to even negotiate with Men’s Wearhouse and summarily rejected the proposal.  In addition, the Board amended the Company’s poison pill by reducing the ownership threshold from 20% to 10% of JOSB common shares.  The Board has not identified any legitimate threat to the Company’s policy and effectiveness that prompted, or any material benefit that will accrue to the Company’s public stockholders as a result of, its amendment of the pill.

5.          On January 6, 2014, in response to JOSB’s actions, Men’s Wearhouse announced that it had commenced a tender offer pursuant to which it sought to acquire all of the outstanding shares of JOSB for $57.50 per share (the “Offer”).  The Offer price was $2.50 per share higher than Men’s Wearhouse’s initial proposal.

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6.          Despite the JOSB Board’s previous advocacy for a merger with Men’s Wearhouse, given that JOSB was now the potential target rather than the acquirer, the Board recommended that JOSB stockholders reject the Offer and not tender their shares, citing the Company’s intention to pursue alternative acquisitions.

7.          The JOSB Board’s motive is obvious.  The Board members are seeking to entrench themselves and protect their lucrative and prestigious positions as JOSB directors.  If JOSB consummates an acquisition while the Offer is pending, particularly one outside of the men’s apparel industry (which, as described below, JOSB recently indicated is a possibility), such acquisition will have the Board’s intended effect of making the Company a less attractive acquisition target and thereby pushing Men’s Wearhouse away.

8.          Plaintiff seeks injunctive relief (i) compelling the Board to redeem or invalidate the Company’s poison pill, and (ii) preventing the members of the JOSB Board from continuing to breach their fiduciary duties by refusing to negotiate with Men’s Wearhouse and by instead pursuing a potentially harmful alternative acquisition.

THE PARTIES

9.          Plaintiff Boston is, and at all relevant times was, a public holder of JOSB common stock.

10.        Defendant Robert N. Wildrick (“Wildrick”) is and at all times relevant hereto has been a JOSB director and Chairman of the Board.  Wildrick served as the Company’s Chief Executive Officer from 1999 to 2008, and has served on the Board since 1994.  In 2012, Wildrick received total compensation of $1,143,092.

11.        Defendant R. Neal Black (“Black”) is and at all times relevant hereto has been a director of JOSB and is the Company’s President and Chief Executive Officer.  Black joined the

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Company in 2000, and joined the Board in 2008.  In 2012, Black received total compensation of $2,901,229.

12.        Defendant Andrew A. Giordano (“Giordano”) is and at all times relevant hereto has been Lead Independent Director and Chairman Emeritus of the Board of JOSB.  Giordano has served on the Board since 1994, and served as Chairman of the Board from 1999 to 2008.  Giordano also served as interim Chief Executive Officer for several months in 2009.  In 2012, Giordano received total compensation of $253,105.

13.        Defendant Byron L. Bergren (“Bergren”) is and at all times relevant hereto has been a director of JOSB.  Bergren joined the Board in September 2013.  Bergren will receive an annual retainer of $40,000, as well as fees for attending each board and committee meeting.

14.        Defendant James H. Ferstl (“Ferstl”) is and at all times relevant hereto has been a director of JOSB.  In 2012, Ferstl received total compensation of $147,355.

15.        Defendant William E. Herron (“Herron”) is and at all times relevant hereto has been a director of JOSB.  In 2012, Herron received total compensation of $181,855.

16.        Defendant Sidney H. Ritman (“Ritman”) is and at all times relevant hereto has been a director of JOSB.  In 2012, Ritman received total compensation of $195,355.

17.        The Defendants enumerated in paragraphs 10-16 above are referred to herein collectively as the “Director Defendants.” By reason of their positions, the Director Defendants owe fiduciary duties of due care, good faith, fair dealing, candor, and loyalty to JOSB’s stockholders.

RELEVANT NON-PARTIES

18.        JOSB is a publicly traded corporation incorporated in Delaware and headquartered in Hampstead, Maryland.  JOSB’s corporate offices are located at 500 Hanover

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Drive, Hampstead, Maryland 21074.  The Company’s common stock is traded on the NASDAQ Global Select Market under the ticker symbol “JOSB.”

19.        Men’s Wearhouse began operations in 1973 as a partnership and was incorporated under the laws of Texas in May 1974.  Men’s Wearhouse’s principal corporate and executive offices are located in Houston, Texas and Fremont, California, respectively.  The company’s common stock is traded on the New York Stock Exchange under the ticker symbol “MW.”

SUBSTANTIVE ALLEGATIONS

I.	Background of the Companies

20.        JOSB is a nationwide designer, manufacturer, retailer and direct marketer of men’s tailored and casual clothing and accessories, and is a retailer of tuxedo rental products.  The Company sells substantially all of its products exclusively under the Jos. A. Bank label through 602 retail stores (as of February 2, 2013) located throughout 44 states and the District of Columbia, as well as through its nationwide catalog call center and internet operations.

21.        JOSB’s products are targeted at the male career professional.  JOSB’s product offerings include suits, tuxedos, dress shirts, sportcoats, dress pants, overcoats, vests, ties, sportswear, sweaters, belts and braces, socks and underwear, among other items.  The Company’s products are offered at “Three Levels of Luxury,” which range from the original Jos. A. Bank Executive collection, to the more luxurious Jos. A. Bank Signature collection, to the exclusive Jos. A. Bank Signature Gold collection.  The Company also offers the Jos. A. Bank Classic collection through its Factory stores.

22.        Like JOSB, Men’s Wearhouse is a specialty retailer of men’s suits and a provider of tuxedo rental products.  Men’s Wearhouse, however, is significantly larger than JOSB.  As of February 2, 2013, Men’s Wearhouse operated 1,143 retail stores, with 1,023 stores in the United

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States and 120 stores in Canada.  Men’s Wearhouse is the largest provider of tuxedo rental products in the United States and Canada.  Men’s Wearhouse also conducts retail dry cleaning, laundry and heirlooming operations through MW Cleaners in the Houston, Texas area.

23.        Additionally, Men’s Wearhouse operates two corporate apparel providers: (i) its United Kingdom-based holding company operations, which is the largest provider in the United Kingdom and operates under the Dimensions, Alexandra and Yaffy brands; and, (ii) its Twin Hill operations in the U.S.  These operations provide corporate clothing uniforms and workwear to workforces through multiple channels including managed corporate accounts, catalogs, and the internet.

24.        Under the Men’s Wearhouse brand, the company targets the male consumer by offering a broad selection of exclusive and non-exclusive merchandise brands at regular and sale prices that are competitive with specialty and traditional department stores.  Men’s Wearhouse’s merchandise includes suits, suit separates, sport coats, slacks, formalwear, business casual, sportswear, outerwear, dress shirts, shoes and accessories in classic, modern and slim fits and in a wide range of sizes.  Men’s Wearhouse also offers a full selection of tuxedo rental products.

25.        Men’s Wearhouse also operates Moore’s, one of Canada’s leading specialty retailers of men’s apparel, and K&G, a more value-oriented superstore intended to appeal to the more price-sensitive customer in the apparel market.

II.	The JOSB Board Seeks to Acquire Men’s Wearhouse

26.        On October 9, 2013, JOSB publicly confirmed that, on September 18, 2013, it had made a non-binding proposal to acquire all of the outstanding shares of Men’s Wearhouse for $48.00 per share in cash, representing a total equity value of approximately $2.3 billion.  The

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proposal represented an approximate 42% premium to the closing price of Men’s Wearhouse common stock the day before Jos. A. Bank made the proposal to acquire Men’s Wearhouse.

27.	Commenting on JOSB’s proposal, Chairman Wildrick stated:

We are hopeful that Men’s Wearhouse’s Board will accept our proposal.  We believe Men’s Wearhouse’s shareholders would want their Board to explore with us the immediate and certain value they would receive in a transaction.  We have always admired Men’s Wearhouse and believe these two great companies, when combined, will create continued growth and sustainable value for our shareholders, greatly enhanced benefits for our customers, and exciting opportunities for our employees.

(emphasis added). Under the terms of the proposal, the combined company would have been led by Chairman Wildrick.

28.        The JOSB proposal was subject to a number of conditions, including, among other things, the Company negotiating and entering into satisfactory definitive equity and debt financing agreements.  Along these lines, JOSB announced that it planned to partner with the private equity firm Golden Gate Capital to complete the acquisition.  Specifically, Golden Gate Capital would purchase approximately $250 million of JOSB equity, approximately half of which would be convertible preferred stock issued at a premium to the Company’s common stock price.

29.        Men’s Wearhouse rejected the JOSB proposal later in the day on October 9.  In support of its decision, Men’s Wearhouse noted, inter alia, that: (i) JOSB’s proposal failed to compensate Men’s Wearhouse for its industry-leading market position (Men’s Wearhouse has more than double the sales of JOSB); (ii) Men’s Wearhouse’s standalone value proposition was superior to the JOSB proposal; and (iii) the JOSB proposal was highly opportunistic.

30.        Upon learning of Men’s Wearhouse’s rejection of its proposal, JOSB issued a press release providing, in relevant part, that “[t]he formulaic, knee-jerk rejection by Men’s

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Wearhouse, and their refusal to even discuss our proposal, do not serve the interests of their shareholders or their customers.  If the Board of Men’s Wearhouse has questions about our proposal, we should sit down and discuss them. We are confident we can address all of their questions and are prepared to do so immediately.” (emphasis added).  Further, Chairman Wildrick rhetorically asked, “In today’s world, with that kind of premium, how could you not have your directors have a serious discussion?”

31.        On October 31, 2013, Chairman Wildrick sent a letter to Douglas S. Ewert (“Ewert”), CEO of Men’s Wearhouse.  The letter stated that JOSB was willing to consider raising its proposed acquisition price if it was given the opportunity to conduct due diligence in order to determine that such an increase would be justified.  Men’s Wearhouse rejected JOSB’s request to conduct due diligence.

32.        On November 15, 2013, Chairman Wildrick again wrote to Ewert, informing Ewert that JOSB was terminating its proposal.  In the letter, Wildrick expressed JOSB’s continued belief “that a transaction between our two companies could be in the best interest of our respective shareholders.”

III.	Men’s Wearhouse Turns the Tables on JOSB

33.        On November 26, 2013, Men’s Wearhouse announced that it had proposed to acquire all of the outstanding shares of JOSB common stock for $55.00 per share in cash, representing an implied enterprise value of approximately $1.2 billion.  The proposal represented a 45% premium over JOSB’s unaffected enterprise value and a 32% premium over JOSB’s closing share price on October 8, 2013, the day prior to the public announcement of JOSB’s proposal to acquire Men’s Wearhouse.

34.        Bill Sechrest, Lead Director of the Men’s Wearhouse board, explained:

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Following Jos. A. Bank’s unsolicited public proposal to acquire Men’s Wearhouse, our Board of Directors evaluated a number of alternatives to deliver value to our shareholders.  After a thorough review, our Board concluded that an acquisition of Jos. A. Bank by Men’s Wearhouse has strategic logic and the potential to deliver substantial benefits to our respective shareholders, employees and customers.  In reaching our determination, we considered a number of factors including Men’s Wearhouse’s advantage in scale, growth and performance, long history as a prudent steward of capital, successful acquisition track record and experienced management team.  We believe we are the right acquiror for this combination and that our experienced management team is best positioned to execute the integration of our companies and achieve the synergies that would result.  We are ready to engage with the Jos. A. Bank’s Board immediately.

(emphasis added).

35.        Further, Men’s Wearhouse CEO Ewert described the benefit of the proposed transaction to JOSB’s stockholders, noting that “[o]ur compelling proposal provides Jos. A. Bank’s shareholders with a substantial premium and immediate liquidity for their investment.”

36.        Notably, unlike the JOSB proposal, the Men’s Wearhouse proposal did not require any costly third-party equity investment and was not conditioned on financing.  Men’s Wearhouse expected to finance the transaction with a combination of balance sheet cash and debt financing.

IV.	With JOSB as the Potential Target, the Board Abandons its Recent Praises of Men’s Wearhouse

37.        The Men’s Wearhouse proposal was a perfect fit for JOSB, and the Company implicitly admitted as much during a December 5, 2013 earnings call.  In describing the Company’s merger and acquisition strategy, JOSB CEO Black noted that “the key criteria that we use in our evaluations are: number one, the strategic fit with our business; number two, the ability to leverage our core competencies; and number three, the accretion and opportunities for

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synergies that would allow us to drive substantial value creation over the long term.” (emphasis added).

38.        Yet, despite Men’s Wearhouse’s obvious satisfaction of all of these criteria, Black continued, “It is important to be aware that Men’s Wearhouse is not the only potential opportunity for us. . . . [W]e have been surveying the marketplace for acquisitions for some time.  As a result, there are several potential acquisition candidates we are evaluating that could meet our criteria.” Black further noted, for the first time, that the Company’s core competencies “can be applied to companies that are outside of the men’s apparel space.”

39.        On December 23, 2013, JOSB rejected Men’s Wearhouse’s November 26 proposal.  JOSB claimed that the “proposal made to us by Men’s Wearhouse was simply not in the best interest of our shareholders.” JOSB further noted that it was “continu[ing] to review acquisition opportunities that would represent a strong strategic fit with our Company and provide an opportunity to leverage our core competencies to drive meaningful growth, synergies and substantial value creation over the long term.”

40.        In response, Men’s Wearhouse expressed its “surprise[] that Jos. A. Bank has rejected our proposal,” particularly “[g]iven Jos. A. Bank’s repeated expressions of interest in engaging in good faith discussions about a possible combination with Men’s Wearhouse.” Men’s Wearhouse noted its “strong preference to work collaboratively with Jos. A. Bank to realize the benefits of this transaction,” but stated that it was “continuing to carefully consider all of our options to make this combination a reality, including nominating director candidates at Jos. A. Bank’s next annual meeting of shareholders.”

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V.	The JOSB Board Unreasonably Amends the Company’s Poison Pill, Causing Men’s Wearhouse to Launch The Offer

41.        The Men’s Wearhouse proposal did not pose a legitimate threat to JOSB’s policy and effectiveness.  Nonetheless, on January 3, 2014, and admittedly in response to the Men’s Wearhouse proposal, JOSB announced that its Board had approved an amendment to its shareholder rights plan to, among other things, reduce the ownership threshold from 20% to 10% of outstanding common shares.

42.        Three days later, on January 6, 2014, Men’s Wearhouse announced that it had commenced the Offer, pursuant to which it would acquire all outstanding shares of JOSB for $57.50 per share ($2.50 higher per share than its initial proposal).  The Offer is scheduled to expire at 5:00 p.m., New York City time on Friday, March 28, 2014, unless it is extended.  The Offer represents a 52% premium over JOSB’s unaffected enterprise value and a 38% premium over JOSB’s closing share price on October 8, 2013, the day prior to the public announcement of JOSB’s proposal to acquire Men’s Wearhouse.

43.        Men’s Wearhouse also announced that it would deliver notice to JOSB of its intention to nominate two independent director candidates for election to the JOSB Board at the Board’s 2014 Annual Meeting.

44.        In connection with the announcement, Men’s Wearhouse CEO Ewert reiterated Men’s Wearhouse’s “strong preference to work collaboratively with Jos. A. Bank to realize the benefits of this transaction,” but stated that it had no choice but to “tak[e] our offer directly to shareholders.”

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VI.	JOSB Recommends That its Stockholders Reject the Offer in Order to Enable the Company to Pursue an Alternative Acquisition

45.        On January 17, 2014, JOSB filed a Recommendation Statement on Form 14D-9 with the SEC, in which it advised JOSB stockholders to reject to Offer.  One of the reasons provided by JOSB was that the Company was continuing to consider and evaluate strategic alternatives, including acquisitions.  .  .  .  As the Company previously disclosed, the Company will continue to carefully review acquisition opportunities that would represent a strong strategic fit with the Company and provide an opportunity to leverage its core competencies to drive meaningful growth, synergies and substantial value creation over the long term.

46.        That explanation completely ignores all of the Company’s previous public statements concerning the value of a combination between JOSB and Men’s Wearhouse (at a time when JOSB sought to be the acquirer).  Moreover, if JOSB pursues an acquisition while the Offer is pending—in particular, an acquisition outside of the men’s apparel space—such acquisition will have the Board’s intended effect of making the Company a less attractive acquisition target.

47.        The Board’s true motivation is obvious: entrenchment.  Indeed, as Chairman Wildrick noted when the tables were turned, “[t]he issue is, I guess, some people like their jobs more than they like their shareholders.”

VII.	The JOSB Board’s Decision to Reject the Offer is Financially Unsound

48.        Numerous analysts and commentators have noted the unquestionable value of the Men’s Wearhouse proposal.  For example, one commentator explained:

The joining of retail forces between Men’s Wearhouse and Jos. A. Bank can create a formidable competitor in men’s apparel that’s better equipped to handle the currently challenging retail sector and its value-focused consumers.  Men’s Wearhouse gains greater scale with additional stores and other operating efficiencies.  Jos.

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A. Bank gets a much-needed cash boost and rewards its investors by joining a more successful rival.

49.        In addition, Richard Jaffe, an analyst at Stifel, noted that the combination would “dramatically improve profitability” of a combined entity.  According to Belus Capital analyst Brian Sozzi, “[a]nybody who follows corporate America can see that these two companies have to be joined.”

50.        Others have similarly stated that the “most beneficial [course for JOSB] is to do a deal with Men’s Wearhouse.” And at least one analyst focused on the Men’s Wearhouse proposal’s lack of dependence on outside financing and Men’s Wearhouse’s successful prior acquisitions in concluding that the proposal was an attractive one.

51.        Thus, JOSB’s rejection of the Offer is not only at odds with its own previous characterizations concerning the value of a combination between the two companies, but is similarly in conflict with the views of industry analysts and commentators.

VIII.	The Director Defendants are Motivated by Their Desire to Protect Their Lucrative and Prestigious Board Seats

52.        The only conclusion that may be drawn from the Director Defendants’ conduct is that the Director Defendants are acting to entrench themselves at the expense of JOSB’s public stockholders.

53.        The Director Defendants have strong financial incentives to do so.  Defendant Black, JOSB’s CEO, received approximately $2.9 million in compensation in fiscal year 2012.  Moreover, Defendant Wildrick, JOSB’s non-executive Chairman, received approximately $1.1 million for his service on the Board in fiscal year 2012.  And each of the remaining Director Defendants receive approximately $150,000 to $250,000 per year for their Board service.

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54.        Given the Director Defendants’ unwillingness to even negotiate with Men’s Wearhouse, their amendment of the Company’s poison pill in response to the initial Men’s Wearhouse proposal, and their newfound desire to investigate potential acquisitions outside of the men’s apparel industry, the logical conclusion to be drawn is that the Director Defendants are motivated by protecting their reputations and compensation as directors, rather than furthering the interests of the Company’s public stockholders.

CLASS ACTION ALLEGATIONS

55.        Plaintiff brings this action pursuant to Rule 23 of the Rules of the Court of Chancery, on behalf of itself and all other stockholders of the Company (except the Director Defendants herein and any persons, firm, trust, corporation, or other entity related to or affiliated with them and their successors in interest), who are, or will be, threatened with injury arising from the Director Defendants’ actions, as more fully described herein.

56.        This action is properly maintainable as a class action for the following reasons:

(a)         The Class is so numerous that joinder of all members is impracticable.  As of the close of business on November 27, 2013, there were approximately 27,988,392 outstanding shares of JOSB common stock.  Upon information and belief, JOSB common stock is owned by thousands of stockholders of record nationwide.

(b)         Plaintiff is committed to prosecuting this action and has retained competent counsel experienced in litigation of this nature.  Plaintiff’s claims are typical of the claims of the other members of the Class and Plaintiff has the same interests as the other members of the Class.  Accordingly, Plaintiff is an adequate representative of the Class and will fairly and adequately protect the interests of the Class.

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(c)         The prosecution of separate actions by individual members of the Class would create the risk of inconsistent or varying adjudications with respect to individual members of the Class, which would establish incompatible standards of conduct for the Director Defendants, or adjudications with respect to individual members of the Class that would, as a practical matter, be dispositive of the interests of the other members not parties to the adjudications or substantially impair or impede their ability to protect their interests.

(d)         To the extent the Director Defendants continue to (i) refuse to redeem or invalidate the Company’s poison pill, (ii) negotiate with Men’s Wearhouse, and/or (iii) take further steps to pursue alternative value-destroying transactions, preliminary and final injunctive relief on behalf of the Class as a whole will be entirely appropriate because Defendants have acted, or refused to act, on grounds generally applicable and causing injury to the Class.

57.        There are questions of law and fact that are common to the Class and that predominate over questions affecting any individual Class member. The common questions include, inter alia, the following:

(a)         Whether the Director Defendants breached their fiduciary duties of due care, good faith, and loyalty with respect to Plaintiff and the other members of the Class as a result of the conduct alleged herein;

(b)         Whether Plaintiff and the other members of the Class are being and will continue to be injured by the wrongful conduct alleged herein and, if so, what is the proper remedy and/or measure of damages; and

(c)         Whether Plaintiff and the other members of the Class would be irreparably harmed if the Director Defendants are not enjoined from effectuating the conduct described herein.

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COUNT I

Claim for Breach of Fiduciary Duty

58.        Plaintiff repeats and realleges each and every allegation set forth herein.

59.        The Director Defendants were at all times relevant hereto directors of the Company.  As directors, they owe the Company and its stockholders the duties of utmost loyalty and due care.

60.        The Director Defendants have repeatedly put their own interests ahead of the best interest of the Company and its stockholders.  The Director Defendants have refused to enter into negotiations with Men’s Wearhouse, summarily rejected Men’s Wearhouse’s acquisition proposal, amended the Company’s poison pill to effectively preclude an acquisition without the Board’s approval, and are strategizing to acquire another company for the purpose of making JOSB a less attractive acquisition target.

61.        Rather than act in the best interest of the Company, the Director Defendants have acted to entrench themselves and prevent the Company from engaging in or even attempting to negotiate a value-maximizing transaction in which JOSB is the target.

62.        Moreover, the Director Defendants have failed to articulate a legitimate threat to the Company’s policy and effectiveness justifying the Board’s amendment to the poison pill.

63.        The actions of the Director Defendants demonstrate that they are putting their interests ahead of the Company’s, and are unfair to the Company and its stockholders.

64.        The Director Defendants have breached their fiduciary duties to JOSB and its stockholders.

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PRAYER FOR RELIEF

WHEREFORE, Plaintiff demands judgment and preliminary and permanent relief, including injunctive relief, in its favor and in favor of the Class, and against the Director Defendants as follows:

(a)         Certifying this case as a Class Action, certifying the proposed Class, and designating Plaintiff and the undersigned counsel as representatives of the Class;

(b)         Declaring that the Director Defendants breached their fiduciary duties of loyalty and due care;

(c)         Preliminarily and permanently enjoining the Director Defendants from committing any further breaches of their fiduciary duties of loyalty or due care;

(d)         Enjoining the effectuation of the Company’s poison pill;

(e)         Enjoining the Director Defendants from entering into any agreement on behalf of the Company to acquire another company or other material assets;

(f)         Awarding Plaintiff the costs, expenses, and disbursements of this action, including any attorneys’ and experts’ fees and, if applicable, pre-judgment and post-judgment interest; and

(g)         Awarding Plaintiff and the Class such other relief as this Court deems just, equitable, and proper.

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Dated: January 29, 2014	LABATON SUCHAROW LLP

	By	/s/ Christine S. Azar
LABATON SUCHAROW LLP Christopher J. Keller Eric J. Belfi Michael W. Stocker 140 Broadway New York, NY 10005 Telephone: (212) 907-0700		Christine S. Azar (DE Bar No. 4170) Peter C. Wood, Jr. (DE Bar No. 5249) 300 Delaware Avenue, Suite 1225 Wilmington, DE 19801 Telephone: (302) 573-2530 Facsimile: (302) 573-2529 Counsel for Plaintiff
Counsel for Plaintiff

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